

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2011

Via E-mail
Raymond A. Blanchette, III
President and Chief Executive Officer
Ignite Restaurant Group, Inc.
9900 Westpark Drive, Suite 300
Houston, TX 77063

> **Re: Ignite Restaurant Group, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed September 9, 2011**
> **File No. 333-175878**

Dear Mr. Blanchette:

We have reviewed your response to our letter dated August 25, 2011 and have the following additional comments.

Prospectus Summary, page 1

Our Company, page 1

1. We note your response to prior comment 5 and your revised disclosure in the business section of the prospectus. Given that you use the term "endorser brand" in the first sentence of the summary to describe your company, please briefly explain the meaning of this term in the summary. We also note your statement in the summary that you are an endorser brand while in the business section you refer to being recognized as an endorser brand as something aspirational. Please reconcile this apparent inconsistency.

2. We note your response to prior comment 6. Please revise your disclosure to explain that outperforming the KNAPP-TRACK report means that your results exceeded the average results. Please also describe in greater detail the number and types of companies that make up the competitive set of participants that are tracked in the report.

Guest Satisfaction, page 81

3. We note your response to prior comment 20. Please balance the information provided in this section by disclosing that you do not know the identities of the other companies included in the survey and are therefore unable to determine the extent to which the data represents a comparison to your actual peers.

Raymond A. Blanchette, III
Ignite Restaurant Group, Inc.
September 22, 2011
Page 2

<u>Principal and Selling Stockholders, page 118</u>

4. We note your response to prior comment 25 and reissue. Your analysis that the selling stockholder is not a statutory underwriter notwithstanding, please disclose that the selling stockholder "may be deemed" an underwriter.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Jason K. Zachary
Kirkland & Ellis LLP